Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER FISCAL 2019 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, April 9, 2019: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its third quarter ended March 2, 2019. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Third Quarter Results

Net sales for the third quarter of fiscal 2019 decreased 6.3% to $39.0 million compared to net sales of $41.6 million in the prior year’s third quarter. Sales decreased $2.1 million for PMT and $0.6 million for Canvys. PMT sales were lower due to the continued slowdown in the semi-wafer fab equipment market, partially offset by higher sales in its PMG business including power conversion and RF and microwave components. Sales decreased $0.6 million for Canvys due to lower overall demand across Europe and the impact of several large one-time shipments in the third quarter last year. Sales increased $0.1 million or 6.8% for Richardson Healthcare as a result of higher equipment sales. The majority of Toshiba CT systems sold in the quarter included an ALTA750 TM Tube at a premium price.

Gross margin decreased to $12.3 million, or 31.5% of net sales during the third quarter of fiscal 2019, compared to $14.1 million, or 33.8% of net sales during the third quarter of fiscal 2018. Margin decreased as a percent of net sales primarily due to a less favorable product mix, including a higher percentage of power conversion and RF and microwave components and pre-owned CT scanners, as well as higher costs related to CT Tube production.

Operating expenses were $13.1 million for both the third quarter of fiscal 2019 and the third quarter of fiscal 2018. During the third quarter of fiscal 2019, the Company incurred $0.1 million of severance expense related to actions taken to reduce costs and $0.2 million in higher legal expenses. These expenses were offset by lower incentive compensation expense. It is anticipated that the reduction in headcount during the first nine months of fiscal 2019 will result in $1.6 million in annualized savings in cost of sales and operating expenses combined.

The Company reported an operating loss of $0.8 million for the third quarter of fiscal 2019 compared to operating income of $1.0 million in the prior year’s third quarter. Excluding the severance expense and higher legal fees, the Company would have reported a $0.4 million operating loss for the third quarter of fiscal 2019.

Other income, including interest income and foreign exchange, was less than $0.1 million for both the third quarter of fiscal 2019 and the third quarter of fiscal 2018.

The income tax provision of $0.3 million for the third quarter of fiscal 2019 reflected a provision for foreign income taxes and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss. The tax provision of $0.5 million in last year’s third quarter included a provision for foreign income taxes, adjustments from foreign income tax returns and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

Net loss for the third quarter of fiscal 2019 was $1.1 million, compared to a net income of $0.5 million in the third quarter of fiscal 2018.

“Going into the third quarter we knew the comparison to prior year would be more challenging given the quarter over quarter decline in the semi-fab wafer equipment business. However, our net sales for the first nine months of fiscal 2019 were 5.7% higher than the last fiscal year’s first nine months, which included an extra week of sales” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “We are optimistic about continued sales growth in PMT associated with our investments in new power and microwave technologies.  Market penetration for our ALTA750 TM CT Tube is slower than anticipated, but we are assured by healthcare customers throughout the world that the demand is there. We are the only Company focused on the aftermarket. It is how we built the Company and we believe growth will increase on a perpetual basis,” Mr. Richardson concluded.

FINANCIAL SUMMARY – NINE MONTHS ENDED MARCH 2, 2019

•

Net sales for the first nine months of fiscal 2019 were $124.5 million, an increase of 5.7%, compared to net sales of $117.7 million during the first nine months of fiscal 2018. There were 39 weeks in the first nine months of fiscal 2019 compared to 40 weeks in last year’s first nine months. Sales increased by $5.8 million for PMT, $0.6 million for Canvys and $0.4 million for Richardson Healthcare.

•

Gross margin decreased to $39.2 million during the first nine months of fiscal 2019, compared to $39.6 million during the first nine months of fiscal 2018. As a percentage of net sales, gross margin decreased to 31.5% of net sales during the first nine months of fiscal 2019, compared to 33.6% of net sales during the first nine months of fiscal 2018, primarily as a result of a less favorable product mix and unfavorable manufacturing variances.

•

Operating expenses increased to $39.6 million for the first nine months of fiscal 2019, compared to $38.0 million for the first nine months of fiscal 2018. The increase was due to additional incentive compensation and other expenses related to the increase in net sales, severance expense and higher legal expenses. Operating expenses as a percent of net sales without the severance expense and the higher legal expenses decreased to 31.1% in the first nine months of fiscal 2019 from 32.3% in last year’s first nine months.

•

Operating loss during the first nine months of fiscal 2019 was $0.4 million, compared to an operating income of $1.8 million during the first nine months of fiscal 2018, which included a $0.2 million gain on the sale of a building. Excluding the severance expense and higher legal fees in the second and third quarters, the Company would have reported an operating income of $0.5 million for the first nine months of fiscal 2019.

•

Other income for the first nine months of fiscal 2019, including interest income and foreign exchange, was $0.2 million, compared to other expense of $0.1 million for the first nine months of fiscal 2018.

•

The income tax provision of $0.8 million during the first nine months of fiscal 2019 reflected a provision for foreign income taxes and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss. The tax provision of $1.1 million in the first nine months of fiscal 2018 included a provision for foreign income taxes, additional tax due from an audit in Germany and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

•

Loss from continuing operations for the first nine months of fiscal 2019 was $1.0 million, compared to income from continuing operations of $0.6 million in the first nine months of fiscal 2018. Excluding the severance and higher legal costs in the second and third quarters of fiscal 2019, loss from continuing operations would have been less than $0.1 million. In addition, during the second quarter of fiscal 2018, the Company received an income tax refund from the State of Illinois, inclusive of interest and net of professional fees, of $1.5 million. This refund was a result of the conclusion of the Illinois amended return related to the sale of RFPD in 2011 and was therefore, classified as income from discontinued operations.

•	Net loss for the first nine months of fiscal 2019 was $1.0 million, compared to a net income of $2.1 million during the first nine months of fiscal 2018.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on May 24, 2019, to common stockholders of record as of May 8, 2019.

Cash and investments at the end of the third quarter of fiscal 2019 were $49.4 million compared to $53.2 million at the end of the second quarter of fiscal 2019 and $60.1 million at the end of the third quarter of fiscal 2018. The Company spent $1.0 million during the quarter on capital expenditures primarily relating to equipment for Richardson Healthcare and LaFox manufacturing versus $1.5 million during the third quarter of fiscal 2018. Recently, the Board of Directors authorized the reactivation of its share buyback program, up to $9.4 million, to return more value to investors. During the third quarter of fiscal 2019, the Company did not repurchase any shares of its common stock. Currently, there are 11.0 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Wednesday, April 10, 2019, at 9:00 a.m. CDT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s third quarter results for fiscal year 2019.  A question and answer session will be included as part of the call’s agenda. The entry link to join the conference on your computer:  http://ems8.intellor.com/login/814035 and then dial into the conference: 1-877-369-5230 or for International calls 1-617-668-3632; Access Code: 0530219##.   A replay of the call will be available beginning at 10:00 a.m. CDT on April 11, 2019, for seven days.  The toll-free telephone number for the replay is (844) 399-9561 and International replay is 302-721-6879.  If you need technical assistance, please call the AT&T Help Desk at 1-888-796-6118 or 1-847-562-7015.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on August 2, 2018. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value flat panel detector solutions, replacement parts, tubes and service training for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited	Audited
	March 2, 2019	June 2, 2018
Assets
Current assets:
Cash and cash equivalents	$33,869	$60,465
Accounts receivable, less allowance of $422 and $309, respectively	23,102	22,892
Inventories, net	53,094	50,720
Prepaid expenses and other assets	3,365	3,747
Investments - current	15,500	—
Total current assets	128,930	137,824
Non-current assets:
Property, plant and equipment, net	19,316	18,232
Goodwill	6,332	6,332
Intangible assets, net	2,829	3,014
Non-current deferred income taxes	641	927
Total non-current assets	29,118	28,505
Total assets	$158,048	$166,329
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$14,052	$19,603
Accrued liabilities	11,292	10,343
Total current liabilities	25,344	29,946
Non-current liabilities:
Non-current deferred income tax liabilities	281	281
Other non-current liabilities	948	921
Total non-current liabilities	1,229	1,202
Total liabilities	26,573	31,148
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,956 shares at March 2, 2019 and 10,806 shares at June 2, 2018	547	540
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,097 shares at March 2, 2019 and 2,137 shares at June 2, 2018	105	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	60,846	60,061
Common stock in treasury, at cost, no shares at March 2, 2019 and June 2, 2018	—	—
Retained earnings	66,851	70,107
Accumulated other comprehensive income	3,126	4,366
Total stockholders’ equity	131,475	135,181
Total liabilities and stockholders’ equity	$158,048	$166,329

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive (Loss) Income

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	March 2, 2019	March 3, 2018	March 2, 2019	March 3, 2018
Statements of Comprehensive (Loss) Income
Net sales	$39,018	$41,645	$124,489	$117,722
Cost of sales	26,719	27,578	85,266	78,133
Gross profit	12,299	14,067	39,223	39,589
Selling, general and administrative expenses	13,097	13,097	39,621	38,023
Loss (gain) on disposal of assets	—	3	—	(188)
Operating (loss) income	(798)	967	(398)	1,754
Other (income) expense:
Investment/interest income	(155)	(208)	(402)	(378)
Foreign exchange loss	130	159	205	475
Other, net	—	1	(4)	(14)
Total other (income) expense	(25)	(48)	(201)	83
(Loss) income from continuing operations before income taxes	(773)	1,015	(197)	1,671
Income tax provision	305	488	754	1,084
(Loss) income from continuing operations	(1,078)	527	(951)	587
Income from discontinued operations	—	—	—	1,496
Net (loss) income	(1,078)	527	(951)	2,083
Foreign currency translation gain (loss), net of tax	541	1,646	(1,240)	3,997
Fair value adjustments on investments loss	—	(164)	—	(130)
Comprehensive (loss) income	$(537)	$2,009	$(2,191)	$5,950
Net (loss) income per Common share - Basic:
(Loss) income from continuing operations	$(0.08)	$0.04	$(0.07)	$0.05
Income from discontinued operations	—	—	—	0.12
Total net (loss) income per Common share - Basic	$(0.08)	$0.04	$(0.07)	$0.17
Net (loss) income per Class B common share - Basic:
(Loss) income from continuing operations	$(0.08)	$0.04	$(0.07)	$0.04
Income from discontinued operations	—	—	—	0.11
Total net (loss) income per Class B common share - Basic	$(0.08)	$0.04	$(0.07)	$0.15
Net (loss) income per Common share - Diluted:
(Loss) income from continuing operations	$(0.08)	$0.04	$(0.07)	$0.05
Income from discontinued operations	—	—	—	0.12
Total net (loss) income per Common share - Diluted	$(0.08)	$0.04	$(0.07)	$0.17
Net (loss) income per Class B common share - Diluted:
(Loss) income from continuing operations	$(0.08)	$0.04	$(0.07)	$0.04
Income from discontinued operations	—	—	—	0.11
Total net (loss) income per Class B common share - Diluted	$(0.08)	$0.04	$(0.07)	$0.15
Weighted average number of shares:
Common shares – Basic	10,953	10,792	10,911	10,753
Class B common shares – Basic	2,097	2,137	2,108	2,137
Common shares – Diluted	10,953	10,872	10,911	10,793
Class B common shares – Diluted	2,097	2,137	2,108	2,137
Dividends per common share	$0.060	$0.060	$0.180	$0.180
Dividends per Class B common share	$0.054	$0.054	$0.162	$0.162

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Nine Months Ended
	March 2, 2019	March 3, 2018	March 2, 2019	March 3, 2018
Operating activities:
Net (loss) income	$(1,078)	$527	$(951)	$2,083
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:
Depreciation and amortization	794	752	2,350	2,219
Inventory provisions	203	183	568	470
Gain on sale of investments	—	(159)	—	(183)
Loss (gain) on disposal of assets	—	3	—	(188)
Share-based compensation expense	176	116	571	425
Deferred income taxes	113	124	268	186
Change in assets and liabilities:
Accounts receivable	(478)	(551)	(576)	(239)
Inventories	(1,484)	(598)	(3,315)	(5,232)
Prepaid expenses and other assets	614	43	332	(572)
Accounts payable	(1,561)	552	(5,442)	(446)
Accrued liabilities	309	1,116	880	1,325
Other	(86)	(137)	88	(140)
Net cash (used in) provided by operating activities	(2,478)	1,971	(5,227)	(292)
Investing activities:
Capital expenditures	(974)	(1,461)	(3,166)	(4,196)
Proceeds from sale of assets	—	—	—	276
Proceeds from maturity of investments	2,300	3,943	2,300	12,120
Purchases of investments	(12,500)	—	(17,800)	(3,943)
Proceeds from sales of available-for-sale securities	—	648	—	913
Purchases of available-for-sale securities	—	—	—	(265)
Other	—	(2)	—	(7)
Net cash (used in) provided by investing activities	(11,174)	3,128	(18,666)	4,898
Financing activities:
Proceeds from issuance of common stock	16	44	219	44
Cash dividends paid	(771)	(763)	(2,305)	(2,284)
Net cash used in financing activities	(755)	(719)	(2,086)	(2,240)
Effect of exchange rate changes on cash and cash equivalents	417	1,049	(617)	2,189
(Decrease) increase in cash and cash equivalents	(13,990)	5,429	(26,596)	4,555
Cash and cash equivalents at beginning of period	47,859	54,453	60,465	55,327
Cash and cash equivalents at end of period	$33,869	$59,882	$33,869	$59,882

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the Third Quarter and First Nine Months of Fiscal 2019 and Fiscal 2018
($ in thousands)

By Strategic Business Unit:

Net Sales
	Q3 FY 2019		Q3 FY 2018	% Change
PMT	$29,725		$31,869	-6.7%
Canvys	6,954		7,585	-8.3%
Healthcare	2,339		2,191	6.8%
Total	$39,018		$41,645	-6.3%

	YTD FY 2019		YTD FY 2018	% Change
PMT	$96,822		$91,056	6.3%
Canvys	20,625		20,057	2.8%
Healthcare	7,042		6,609	6.6%
Total	$124,489		$117,722	5.7%

Gross Profit
	Q3 FY 2019	% of Net Sales	Q3 FY 2018	% of Net Sales
PMT	$9,406	31.6%	$10,656	33.4%
Canvys	2,281	32.8%	2,571	33.9%
Healthcare	612	26.2%	840	38.3%
Total	$12,299	31.5%	$14,067	33.8%

	YTD FY 2019	% of Net Sales	YTD FY 2018	% of Net Sales
PMT	$30,520	31.5%	$30,492	33.5%
Canvys	6,726	32.6%	6,245	31.1%
Healthcare	1,977	28.1%	2,852	43.2%
Total	$39,223	31.5%	$39,589	33.6%